Filed pursuant to Rule 253(g)(2)

File No. 024-11169

SUPPLEMENT DATED JUNE 20, 2023

TO OFFERING CIRCULAR DATED AUGUST 8, 2022

LEGION WORKS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 8, 2022, of Legion Works, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated August 8, 2022, is available HERE.

The purpose of this supplement is to add StartEngine Primary LLC as broker-dealer, and remove Dalmore Group, LLC, as broker-dealer of record, for the Company’s offering under Regulation A (the “Offering”).

As a result, the Company amends and restates the following sections of its Offering Circular:

COVER PAGE

LEGION WORKS, INC.

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

UP TO 11,400,000 UNITS COMPRISING

ONE SHARE OF VOTING COMMON STOCK AND

ONE HALF WARRANT EXERCISABLE FOR

 ONE HALF SHARE OF VOTING COMMON STOCK (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 40

	Number of Securities Available for Sale	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Units, each consisting of one share of Voting Common Stock and one half Warrant to purchase one half share of Voting Common Stock	7,007,319	$3.60	$0.1260 (2)	$3.474
StartEngine Investor Fee Per Unit		$0.1260 (3)
Price Per Unit Plus Investor Fee		$3.7260	$0.1260 (3)
Voting Common Shares underlying Warrants	3,503,659	$4.65 (4)	--
Total Maximum		$42,401,284.94 (5)	$882,922.19 (6)	$40,635,440.56 (7)

(1)

As of May 15, 2023, the Company has sold a total of 4,392,681 Units in this Offering for total proceeds of $11,067,104.10 before offering expenses, plus proceeds of $1,291,197.50 upon the exercise of Warrants issued before May 18, 2021, at an exercise price of $3.25. To date, only Warrants exercisable at $3.25 have been exercised. Each Unit consists of 1 share of Voting Common Stock and ½ Warrant exercisable for ½ share of Voting Common Stock. The Units will be sold at a price of $3.60 per Unit. The shares of Voting Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. This Offering Circular also relates to the 5,700,000 shares of Voting Common Stock issuable upon exercise of the Warrants. The Warrants are exercisable within 18 months from the date of issuance, when they expire. As of May 15, 2023, the Company has sold a total of 2,196,341 Warrants in this Offering. Each Warrant issued after January 2, 2022 (a “2022 Warrant”), will be exercisable at a price of $4.65 per share of our Voting Common Stock, subject to adjustment. Between May 18, 2021, and January 5, 2022, the price for each Unit was $3.00 and the exercise price for each Warrant was $3.90 (a “2021 Warrant”). Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each Warrant was $3.25 (a “2020 Warrant”). The remaining 2021 Warrants will expire on or around July 5, 2023, and we don’t expect additional exercises of the 2021 Warrants because the current offering price per Unit is lower than the exercise price. The 2020 Warrants had all expired by November 18, 2022.

(2)

The Company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as an underwriter of this Offering as set forth in “Plan of Distribution” and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this Offering. The Company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Units, and the Company will issue to StartEngine Primary the Company’s Units equal to 1% of the gross proceeds raised through StartEngine Primary, divided by $3.60 per Unit, rounded down to the nearest whole share. The Company will also pay a $15,000 advance fee for accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the Company. FINRA fees will be paid by the Company. This does not include processing fees paid directly to StartEngine Primary by investors. See “Plan of Distribution” for details.

(3)

Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription, up to a maximum of $700 per investor. This fee will be refunded in the event the Company terminates this Offering. See “Plan of Distribution” for additional discussion of this processing fee. Assuming the Offering is fully subscribed, and all investors invest $20,000 or less, investors would pay StartEngine Primary total processing fees of $882,922.19. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the Company is permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer.

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(4)	Represents the exercise price of the Warrant.
(5)

This amount assumes a fully subscribed sale of Units at the Price Per Unit Plus Investor Fee ($3.7260) and assumes the exercise of all the 2022 Warrants available for sale. This amount also does not include the $11,067,104.10 gross proceeds raised through May 15, 2023, or the $1,291,197.50 from the exercise of 2020 Warrants as of May 15, 2023. Combined with gross proceeds raised prior to May 15, 2023 from both the offering and the exercise of the 2020 Warrants, the total amount raised would be $56,050,784.04 before deducting underwriters’ commissions to StartEngine and offering expenses. No 2021 Warrants have been exercised and will expire on or around July 5, 2023. For more information, including offering expenses, see “Use of Proceeds.”

(6)

Represents the maximum amount of cash commissions to be received by StartEngine from the proceeds of the offering assuming a fully subscribed offering.  This does not include the Investor Fee because StartEngine receives those fees directors from investors and not from the proceeds of the offering.

(7)

Based on a fully subscribed offering and exercise of all 2022 Warrants available for sale ($41,518,362.75) less the 3.5% cash commission StartEngine will receive from the proceeds raised by the Company ($882,922.19).  This amount does not include the StartEngine Investor Fee because those funds go directly to StartEngine.

The Company expects that the amount of expenses of the Offering that it will pay will be approximately $6,501,671, not including state filing fees, assuming a fully subscribed offering. For more details, see “Use of Proceeds” on page 44.

*              *              *

PLAN OF DISTRIBUTION

The Company is offering up to 7,007,319 Units comprising one share of Voting Common Stock and ½ Warrant to purchase ½ share of Voting Common Stock on a best-efforts basis as described in this Offering Circular. The minimum individual investment in this offering is $504 or 140 Units. As of May 15, 2023, the Company has issued 4,392,681 Units in this Offering for gross proceeds of approximately $11,067,104.10, and received $1,291,197.50 from the exercise of 2020 Warrants. Previous commissions paid to Dalmore Group, LLC were based on a 1% cash commission amounting to a total of $123,583. Also as of May 15, 2023, the Company has subscription agreements for an additional 10,446 Units in escrow. Assuming these Units clear escrow, the Company will receive additional gross proceeds of $37,605.60; and assuming all underlying warrants are exercised at $4.65 the Company would receive additional proceeds of $24,286.95.  The Company has engaged StartEngine Primary LLC (“StartEngine Primary”) as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best-efforts basis. As such, StartEngine Primary is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts, commissions and investor fees payable to StartEngine Primary in connection with this Offering by the Company:

	Per Share	Total
Public offering price	$3.6000	$25,226,348.40
Placement Agent commissions	$0.1260	$882,922.19
StartEngine Investor Fee*	$0.1260	$882,922.19

*	Paid directly by investor to StartEngine.

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The Company will also be required to issue to StartEngine Primary our Units equal to 1% of the gross proceeds raised through StartEngine Primary, divided by $3.60 per share, rounded down to the nearest whole share. If we raise the maximum amount in this Offering, we will issue 70,073 of the Company’s Units, including the underlying Warrants, which will have an exercise price of $4.65, to StartEngine Primary. StartEngine Primary, LLC will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), StartEngine Primary will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	Design, build, and create the Company’s campaign page;

•	Provide the Company with a dedicated account manager and marketing consulting services;

•	Provide a standard purchase agreement to execute between the Company and investors, which may be used at Company’s option;

•	Coordinate money transfers to the Company; and

•	Coordinate money transfers to the Company; and

In addition to the commission described above, the Company will also pay $15,000 to StartEngine Primary for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the Company’s Offering. Any portion of this amount not expended and accounted for will be returned to the Company. Assuming the full amount of the Offering is raised, we estimate that the total fees and expenses of the Offering payable by the Company to StartEngine Primary will be approximately $882,922.19.

StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities, equivalent to $0.1260 per share. In the event an investor invests in excess of $20,000, the investor fee shall be limited to $700 and the Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000. This fee will be refunded in the event the Company terminates this Offering.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com  (the “Online Platform”) to provide technology tools to allow for the sales of securities in this Offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the Company will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

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Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. The Company estimates that processing fees for credit card subscriptions will be approximately 4% of total funds invested per transaction, although credit card processing fees may fluctuate. The Company intends to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. The Company estimates that approximately 75% of the transactions in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total Offering expenses set forth in “Use of Proceeds to Issuer.” Upon closing, funds tendered by investors will be made available to the Company for its use.

There is a minimum individual investment in this Offering is $504.

In order to invest you will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a Subscription Agreement in order to invest. The Subscription Agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The Company has entered into an Escrow Services Agreement with Bryn Mawr Trust Company (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the Offering. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this Offering. The Company may terminate the Offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Once an investor submits a Subscription Agreement on the StartEngine portal and the Escrow Agent receives the investor’s funds into the escrow account, the Escrow Agent will perform AML and KYC checks to verify the identity and status of the investor. If there are errors or incomplete information that needs to be resolved to complete the subscription, the StartEngine portal will generate emails instructing the investor on what to do to complete the process. Once the checks performed by the Escrow Agent are completed, the investor receives an email regarding the progress of the investment and the funds are available to be disbursed to the Company at a closing. The Company has access to a dashboard on the StartEngine platform that will indicate the amount of funds received from investors that have completed the subscription process. When the Company seeks to hold a closing and receive a distribution of funds, it will submit a request for a disbursement of funds through the StartEngine issuer dashboard. StartEngine will review the disbursement request to verify there are funds disbursable and that the banking information provided by the Company is accurate. If approved, StartEngine will accept the disbursement request and will notify the Escrow Agent to disburse funds from the escrow account to the Company’s provided bank account. After notice has been provided to the Escrow Agent, funds will be processed and will be available in the Company’s account within 24-48 business hours. As soon as the funds move from the escrow account to the Company’s bank account, the investors who were a part of the closing will receive a final confirmation email from StartEngine regarding the status of their investment, together with a fully executed Subscription Agreement.

Escrow Agent is not participating as an underwriter or placement agent or sales agent of this Offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this Offering. All inquiries regarding this Offering or escrow should be made directly to the Company.

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In the event that the Company terminates the Offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, the Company agrees that 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the Offering. 60 days after the close of the Offering, 4% of the deposit hold will be released to the Company. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to the Company. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $1,460,605.57.

StartEngine Secure LLC (“StartEngine Secure” or “Transfer Agent”) will serve as transfer agent to maintain stockholder information on a book-entry basis for stockholders who purchase their Units through StartEngine. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register. For stockholders who purchased their Units through Dalmore Group, LLC, KoreConX Inc. will continue to serve as transfer agent to maintain stockholder information on a book-entry basis.

*              *              *

USE OF PROCEEDS TO ISSUER

The net proceeds of a fully subscribed Offering to the issuer, assuming each of the 2022 Warrants is exercised after total offering expenses and commissions, will be approximately $34,133,770 after deducting estimated offering expenses of approximately $6,501,671.

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Proceeds to the Company	$10,158,860	$20,317,721	$30,476,581	$40,635,441
Estimated offering expenses	$1,625,418	$3,250,835	$4,876,253	$6,501,671
Net Proceeds	$8,533,442	$17,066,886	$25,600,328	$34,133,770
Purchase and Development of Software Assets	$2,373,442	$6,011,387	$9,001,328	$12,302,770
Officers’ Salaries and Benefits	$1,800,000	$2,500,000	$3,390,000	$4,100,000
Research and Development	1,975,000	4,238,890	6,762,000	$8,200,000
Marketing and Sales	1,485,000	2,500,073	3,747,000	5,931,000
Working Capital	$650,000	$1,313,943	$1,950,000	$2,600,000
Travel and Entertainment	$125,000	$252,297	$375,000	$500,000
Legal	$125,000	$252,297	$375,000	$500,000

The Company reserves the right to change the use of proceeds at management’s discretion.

*              *              *              *              *

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